SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
AND
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Hunt Corporation
(Name of Subject Company (Issuer))

FAC Acquisition Corporation

FAC Holding Corporation
(Names of Filing Persons (Offerors))

COMMON SHARES, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

445591100
(CUSIP Number of Class of Securities)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Van Billet
Vice President and Chief Financial Officer
FAC Holding Corporation
3000 Centre Square West
1500 Market Street
Philadelphia, Pennsylvania 19102
Telephone: (215) 563-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Carmen J. Romano Esq.
Dechert
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$117,365,623	$23,474

*This amount has previously been paid.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[_]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[X]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

SCHEDULE 13D

CUSIP NO. 445591100		Page 2 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAC Acquisition Corporation IRS Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF/OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 3,551,551* 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 3,828,617*

CUSIP NO. 445591100	Page 3 of 9

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,803,950*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%*

14.	TYPE OF REPORTING PERSON (See Instructions) CO

* See the “Introduction” and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Voting Agreement, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and certain shareholders named therein.

SCHEDULE 13D

CUSIP NO. 445591100		Page 4 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAC Holding Corporation IRS Identification No.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF/OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 3,551,551* 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 3,828,617*

CUSIP NO. 445591100	Page 5 of 9

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,803,950*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%* .

14.	TYPE OF REPORTING PERSON (See Instructions) CO

* See the “Introduction” and Section 12 of the Offer to Purchase, incorporated herein by reference, for a description of the Tender and Voting Agreement, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and certain shareholders named therein.

This statement constitutes (a) Amendment No. 1 (the “Amendment”) to the Tender and Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission on November 15, 2002 by FAC Acquisition Corporation, a Pennsylvania corporation (the “Purchaser”), and FAC Holding Corporation, a Pennsylvania corporation (“Parent”), relating to the Purchaser’s offer to purchase all of the outstanding common shares, par value $.10 per share (the “Shares”), of Hunt Corporation, a Pennsylvania corporation (the “Company”), at a purchase price of $12.50 per share, net to the seller in cash and (b) Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on November 20, 2002 by Parent and Purchaser. The terms and conditions of the offer are described in the Offer to Purchase, dated November 15, 2002 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(A) to the Statement, and the related Letter of Transmittal and the instructions thereto, a copy of which is filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 4. Terms of the Transaction.

Item 4 of the Statement is hereby amended and supplemented by the following:

The first paragraph of Section 4 of the Offer to Purchase (“Withdrawal Rights”) is hereby amended and restated in its entirety to read as follows:

“Except as otherwise provided in this Section 4—“Withdrawal Rights” or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 14, 2003.”

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Statement is hereby amended and supplemented by the following:

Section 10 of the Offer to Purchase (“Source and Amount of Funds”) is hereby amended and restated in its entirety to read as follows:

“The Offer is not conditioned upon any financing arrangements. Purchaser estimates that the total amount of funds required by Purchaser to consummate the Offer and the Merger, including the fees and expenses of the Offer and the Merger is approximately $120 million. Purchaser currently possesses liquid funds sufficient to consummate the Offer and the Merger. Parent and Purchaser have not made any alternative financing arrangements. Parent obtained $100 million of such funds in the form of a $71 million loan from Berwind Corporation (“Berwind”) and a $29 million loan from The Berwind Company LLC (“TBC”), each an affiliate of Parent and Purchaser. Parent is considering refinancing such loans by borrowing funds from lending institutions. Parent contributed such funds to Purchaser as a capital contribution. See Section 12—“Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements” under —“Demand Notes.”

Item 8. Interest in Shares of the Subject Company.

Item 8 of the Statement is hereby amended and supplemented to include the following:

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“The following trusts have also executed the Tender and Voting Agreement: (i) an irrevocable trust U/D/T 4/1/1985 for the benefit of Sheehan Lunt and (ii) an irrevocable trust U/D/T 1/5/1987 for the benefit of Whitney Lunt. The foregoing trusts hold 24,667 Shares in the aggregate.”

Item 11. Additional Information.

Item 11 of the Statement is hereby amended and supplemented to include the following:

“Purchaser received notification from the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been granted.

Statements made by the Parent, Purchaser or Company in connection with the Offer are not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Consequently, notwithstanding any statements to the contrary, the PLSRA does not apply to any forward-looking statements made by the Parent, Purchaser or Company in connection with the Offer.”

Item 11 of the Statement is hereby amended and supplemented by the following:

The third sentence of the penultimate paragraph of Section 8 of the Offer to Purchase (“Certain Information Concerning the Company”) is hereby amended and restated in its entirety to read as follows:

“None of Parent, Purchaser or any of their respective financial advisors has verified the validity, reasonableness, accuracy or completeness of the projections, and the Company has made no representation to Parent or Purchaser regarding the projections.”

The first paragraph of Section 15 of the Offer to Purchase (“Certain Conditions of the Offer”) is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provision of the Offer or the Merger Agreement, in addition to (and not in limitation of) Purchaser’s rights pursuant to the Merger Agreement to extend and amend the Offer in accordance with the Merger Agreement, Purchaser will not be required to accept for payment or, subject to Rule 14e-1(c) of the Exchange Act, pay for and may delay the acceptance for payment of or, subject to Rule 14e-1(c) of the Exchange Act, the payment for, any Shares not theretofore accepted for payment or paid for, and Purchaser may terminate or amend the Offer (subject to certain provisions of the Merger Agreement) if (i) the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the HSR Act will not have expired or been terminated or (iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions has occurred and continues to exist:”

The penultimate paragraph of Section 15 of the Offer to Purchase (“Certain Conditions of the Offer”) is hereby amended and restated in its entirety to read as follows:

“The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition and may be waived by Purchaser or Parent, in whole or in part, at any time and from time to time prior to expiration of the Offer (except in the case of the Minimum Condition and conditions related to regulatory matters which may be asserted at any time prior to acceptance of such Shares for payment), in the sole discretion of Purchaser or Parent. The failure by Purchaser or Parent or any of their respective affiliates at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each right will be deemed an ongoing right which may be asserted at any time and from time to time prior to expiration of the Offer (except in the case of the Minimum Condition and conditions related to regulatory matters which may be asserted at any time prior to acceptance of such Shares for payment).”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

FAC HOLDING CORPORATION

By:	/s/ Victoria R. Richards
Name:	Victoria R. Richards
Title:	Vice President and Treasurer

FAC ACQUISITION CORPORATION

By:	/s/ Victoria R. Richards
Name:	Victoria R. Richards
Title:	Vice President and Treasurer
Dated: November 27, 2002

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EXHIBIT INDEX
Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.*
(a)(5)(A)	Press Release issued on November 12, 2002, incorporated herein by reference to the Schedule TO-C, filed by FAC Holding Corporation on November 12, 2002.*
(a)(5)(B)	Summary Advertisement as published in the Wall Street Journal on November 15, 2002.*
(a)(5)(C)	Press Release issued by FAC Holding Corporation on November 15, 2002.*
(b)(1)	Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to The Berwind Company LLC.*
(b)(2)	Demand Note, dated November 8, 2002, issued by FAC Holding Corporation to Berwind Corporation.*
(d)(1)	Agreement and Plan of Merger, dated as of November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and Hunt Corporation.*
(d)(2)	Tender and Voting Agreement, dated as November 11, 2002, by and among FAC Acquisition Corporation, FAC Holding Corporation and certain Shareholders.*
(d)(3)	Confidentiality Agreement, dated September 9, 2002, between Berwind Corporation and Hunt Corporation.*
(g)	Not applicable.
(h)	Not applicable.

*	Denotes Exhibit has been previously filed with the Securities and Exchange Commission.

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